Exhibit 21
List of Doral Financial Corporation
Direct and Indirect Subsidiaries as of December 31, 2010

Name of Subsidiary	Jurisdiction of Incorporation
Doral Mortgage, LLC	Puerto Rico
Doral Investment International, LLC	Puerto Rico
Doral Bank	Puerto Rico
Doral Money, Inc.	Delaware
Doral Bank, FSB	U.S.A.
Doral Insurance Agency, Inc.	Puerto Rico
Doral Properties, Inc.	Puerto Rico
CB, LLC	Puerto Rico
DLAM, LLC	Delaware
Doral CLO I, Ltd.	Cayman Islands
Doral CLO I, Inc.	Delaware